Exhibit 11.1

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the three months ended March 31, 2017 and March 31, 2016 (dollars in thousands except share and per share amounts):

	For the three months ended
Basic and diluted	March 31,	March 31,
	2017	2016
Net increase in net assets from operations	$1,031	$4,314
Weighted average common shares outstanding	13,438,800	5,632,011
Weighted average earnings per common share-basic and diluted	$0.08	$0.32